Exhibit 99.1

Color Star Technology Co., Ltd. (NASDAQ: CSCW) Reports Fiscal Year 2021 Financial Results, Showing Significant Revenue and Profit Increases Over Prior Year

NEW YORK, November 2, 2021 /PRNewswire/--Color Star Technology Co., Ltd. (NASDAQ: CSCW) (hereinafter referred to as “Color Star” or the “Company”), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence (AI) in the entertainment industry, today announced its audited financial results for the fiscal year ended June 30, 2021.

Color Star’s 2021 fiscal year operating results demonstrated significant increases in both revenue and profit, compared to the same period of the prior year. The Company transformed its business model during the pandemic by fully developing online entertainment technologies and its global celebrity interactive platform, its Color Star app, which achieved remarkable results and contributed greatly to this year’s revenue and gross profit growth.

Color Star’s revenue in fiscal 2021 rose to approximately $6.8 million from fiscal 2020 revenue of $0, an increase of 100%, while gross profit rose to approximately $2.6 million, an increase of 100%. The 2021 fiscal year is the first time within the last three years that Color Star experienced significant revenue and gross profit growth.

Since the launch of the Color Star app on December 31, 2020, it has been welcomed by users worldwide, acquiring more than 300,000 registered paying online users. It is estimated that by January 2022 registered paying users will exceed half a million. In the past year, Color Star has increased cooperation with various celebrities to include entertainment as well as sports stars. It signed up basketball giant Shaquille O’Neal and soccer legend David Villa, and both will be featured on the Color Star app to interact with fans and audiences worldwide and share their exclusive educational videos. In the future, more legends and superstars from sports and other industries will join the Color Star platform.

In addition to celebrity collaborations, the Company also continues to expand resources and efforts in the development of online entertainment technologies and successively created its entertainment metaverse and non-fungible token (NFT) products; these new applications and products are expected to be launched in December 2021.

The entertainment metaverse developed by Color Star will be a brand-new technology concept of life beyond the real world — a virtual world that integrates many aspects of life, including social interactions, games, entertainment, work, and leisure. In this metaverse, every registered user will have a new identity, can live a new life, and achieve dreams that may not be realizable in the real world, such as chances to become stars and heroes. The Color Star metaverse will be a world of equal opportunities, independent of one’s social-economic status and skin color, so each participant can become his or her ideal self; one can even earn money, get married, and start a family in the Color Star virtual world.

Mr. Basil Wilson, CEO of Color Star, commented: “We are pleased to see our strong financial performance in the 2021 fiscal year, and the significant revenue increase is an indication of the successful development and growth of our business transformation under the pandemic. Due to the closure of live events in 2020 and part of 2021, Color Star developed its new online business to make up for its lost business revenue.”

“Now in the new fiscal year, as live concerts resume, the Company's offline entertainment business will see a come back, and we have plans to hold more live concerts and music festivals around the world. Furthermore, as we continue to expand and strengthen in the areas of entertainment technologies, we believe this will be a main driver of the Company’s future growth. According to Market Research Company Strategy Analytics (SA), the potential market of metaverse technology is expected to grow from around $5 million in 2020 to $1.5 trillion in 2030, a CAGR of 253% over the next 10 years. With the resumption of our offline business, combined with the development and launch of our metaverse and NFT applications and products, we expect future financial results to show increasing strength and performance. We are grateful for the confidence and trust placed in us by our investors, and will continue to develop and build Color Star to bring value to our global users and shareholders,” concluded Mr. Wilson.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries, Color China Entertainment Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com